UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
CHELSEA THERAPEUTICS INTERNATIONAL, LTD.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
163428105
(CUSIP Number)
July 7, 2010
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	163428105

1	NAMES OF REPORTING PERSONS Venrock Healthcare Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,195,724

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,195,724

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,195,724

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

[1]	Venrock Healthcare Capital Partners, L.P., Venrock Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for purposes of this Schedule 13G/A.

[2]	This percentage is calculated based upon 40,200,406 shares of the Issuer’s common stock outstanding as of May 3, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2010.

CUSIP No.	163428105

1	NAMES OF REPORTING PERSONS Venrock Co-Investment Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		767,510

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		767,510

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	767,510

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.9%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

[1]	Venrock Healthcare Capital Partners, L.P., Venrock Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for purposes of this Schedule 13G/A.

[2]	This percentage is calculated based upon 40,200,406 shares of the Issuer’s common stock outstanding as of May 3, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2010.

CUSIP No.	163428105

1	NAMES OF REPORTING PERSONS VHCP Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,963,234[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,963,234[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,963,234[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.0%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

[1]	Venrock Healthcare Capital Partners, L.P., Venrock Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for purposes of this Schedule 13G/A.

[2]	Consists of 3,107,944 shares of common stock and warrants to purchase 1,087,780 shares of common stock owned by Venrock Healthcare Capital Partners, L.P. and 568,526 shares of common stock and warrants to purchase 198,984 shares of common stock owned by Venrock Co-Investment Holdings, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of Venrock Co-Investment Holdings, LLC.

[3]	This percentage is calculated based upon 40,200,406 shares of the Issuer’s common stock outstanding as of May 3, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2010.

CUSIP No.	163428105

1	NAMES OF REPORTING PERSONS Hove, Anders

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,963,234[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,963,234[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,963,234[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.0%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Venrock Healthcare Capital Partners, L.P., Venrock Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for purposes of this Schedule 13G/A.

[2]	Consists of 3,107,944 shares of common stock and warrants to purchase 1,087,780 shares of common stock owned by Venrock Healthcare Capital Partners, L.P. and 568,526 shares of common stock and warrants to purchase 198,984 shares of common stock owned by Venrock Co-Investment Holdings, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of Venrock Co-Investment Holdings, LLC.

[3]	This percentage is calculated based upon 40,200,406 shares of the Issuer’s common stock outstanding as of May 3, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2010.

CUSIP No.	163428105

1	NAMES OF REPORTING PERSONS Roberts, Bryan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,963,234[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,963,234[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,963,234[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.0%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Venrock Healthcare Capital Partners, L.P., Venrock Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for purposes of this Schedule 13G/A.

[2]	Consists of 3,107,944 shares of common stock and warrants to purchase 1,087,780 shares of common stock owned by Venrock Healthcare Capital Partners, L.P. and 568,526 shares of common stock and warrants to purchase 198,984 shares of common stock owned by Venrock Co-Investment Holdings, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of Venrock Co-Investment Holdings, LLC.

[3]	This percentage is calculated based upon 40,200,406 shares of the Issuer’s common stock outstanding as of May 3, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2010.

Introductory Note: This Statement on Schedule 13G/A is filed on behalf of Venrock Healthcare Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP LP”), Venrock Co-Investment Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“Venrock Co-Investment”), Venrock Management, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management” and collectively with VHCP LP and Venrock Co-Investment, the “Venrock Entities”), Anders Hove and Bryan Roberts in respect of Common Stock of Chelsea Therapeutics International, Ltd.
Warrants acquired by the Venrock Entities on March 5, 2010 will become exercisable on September 5, 2010. Under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the shares of common stock underlying the warrants became beneficially owned by the Venrock Entities on July 7, 2010, which is 60 days prior to September 5, 2010. This Statement on Schedule 13G/A is being filed in accordance with Rule 13d-2(d) under the Exchange Act to report the resulting increase in beneficial ownership.
Item 1.
(a)	Name of Issuer Chelsea Therapeutics International, Ltd.

(b)	Address of Issuer’s Principal Executive Offices 3530 Toringdon Way, Suite 200 Charlotte, North Carolina 28277
Item 2.
(a)	Name of Person Filing Venrock Healthcare Capital Partners, L.P. Venrock Co-Investment Holdings, LLC VHCP Management, LLC Anders Hove Bryan Roberts

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:	Cambridge Office:
530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway
22nd Floor	Palo Alto, CA 94304	Suite 100
New York, NY 10036		Cambridge, MA 02142
(c)	Citizenship All entities were organized in Delaware. The individuals are all United States citizens.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 163428105
Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
     Not applicable

Item 4. Ownership
(a)	Amount Beneficially Owned:

Venrock Healthcare Capital Partners, L.P.	4,195,724	(1)
Venrock Co-Investment Holdings, LLC	767,510	(2)
VHCP Management, LLC	4,963,234	(3)
Anders Hove	4,963,234	(3)
Bryan Roberts	4,963,234	(3)
     Percent of Class:

Venrock Healthcare Capital Partners, L.P.	9.5%
Venrock Co-Investment Holdings, LLC	1.9%
VHCP Management, LLC	11.0%
Anders Hove	11.0%
Bryan Roberts	11.0%
Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	4,195,724	(1)
Venrock Co-Investment Holdings, LLC	767,510	(2)
VHCP Management, LLC	0
Anders Hove	0
Bryan Roberts	0
(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	0
Venrock Co-Investment Holdings, LLC	0
VHCP Management, LLC	4,963,234	(3)
Anders Hove	4,963,234	(3)
Bryan Roberts	4,963,234	(3)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	4,195,724	(1)
Venrock Co-Investment Holdings, LLC	767,510	(2)
VHCP Management, LLC	0
Anders Hove	0
Bryan Roberts	0
(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	0
Venrock Co-Investment Holdings, LLC	0
VHCP Management, LLC	4,963,234	(3)
Anders Hove	4,963,234	(3)
Bryan Roberts	4,963,234	(3)

(1)	These shares are owned directly by Venrock Healthcare Capital Partners, L.P. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P.

(2)	These shares are owned directly by Venrock Co-Investment Holdings, LLC. VHCP Management, LLC is the manager of Venrock Co-Investment Holdings, LLC.

(3)	These shares are owned directly as follows: 4,195,724 shares by Venrock Healthcare Capital Partners, L.P.; and 767,510 by Venrock Co-Investment Holdings, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of Venrock Co-Investment Holdings, LLC. Messrs. Hove and Roberts are the managing members of VHCP Management, LLC.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not Applicable
Item 8. Identification and Classification of Members of the Group
The identities of each of the Venrock Entities and Messrs. Hove and Roberts are stated in Item 2(a).
Item 9. Notice of Dissolution of a Group
     Not Applicable
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 12, 2010

Venrock Healthcare Capital Partners, L.P.		Venrock Co-Investment Holdings, LLC

By:	VHCP Management, LLC,	By:	VHCP Management, LLC,
	its General Partner		its Manager

By:	/s/ David L. Stepp Name: David L. Stepp	By:	/s/ David L. Stepp Name: David L. Stepp
	Title: Authorized Signatory		Title: Authorized Signatory

VHCP Management, LLC

By:	/s/ David L. Stepp

Name: David L. Stepp
Title: Authorized Signatory

/s/ David L. Stepp, as attorney-in-fact

Anders Hove

/s/ David L. Stepp, as attorney-in-fact

Bryan Roberts

EXHIBITS
A:	Joint Filing Agreement

B:	Power of Attorney for Anders Hove (Incorporated by reference from Exhibit B to Schedule 13G filed on March 15, 2010.)

C:	Power of Attorney for Bryan Roberts (Incorporated by reference from Exhibit C to Schedule 13G filed on March 15, 2010.)